23002251

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC Mail Processing
MAR 23 2023
Washington, DC

SEC FILE NUMBER
8-44118

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Taglich Brothers, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

37 Main Street
(No. and Street)

Cold Spring Harbor	NY	11724
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Taglich	631-757-1500	ohr@taglichbrothers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael N. Taglich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Taglich Brothers, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

RICHARD C. OH
Notary Public, State of New York
Reg. No. 02OH5010493
Qualified in Suffolk County
Commission Expires March 29, 2023

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Taglich Brothers, Inc.

Financial Statements

PUBLIC

As of and for The Year Ended December 31, 2022

TAGLICH BROTHERS, INC.
DECEMBER 31, 2022

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	
Financial Statements	
Statement of Financial Condition at December 31, 2022	1
Notes to Financial Statements	2 - 16

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of
Taglich Brothers, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Taglich Brothers, Inc.'s auditor since 2022.

Hauppauge, New York
March 20, 2023

Nawrocki Smith LLP

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	685,446
Deposit with clearing broker		100,000
Due from clearing broker, net		439,719
Securities, at fair value		1,001,117
Customer receivables, less allowance for credit losses		575,387
Notes receivable and accrued interest - related party		242,472
Prepaid expenses and other assets		50,572
Property and equipment, net of accumulated depreciation		84,945
Operating lease right-of-use asset		240,906
TOTAL ASSETS	**$**	**3,420,564**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	797,177
Client advances - financial research		16,500
Operating lease liability - current portion		38,178
TOTAL CURRENT LIABILITIES		851,855
OPERATING LEASE LIABILITY - NET OF CURRENT PORTION		204,267
TOTAL LIABILITIES		**1,056,122**
STOCKHOLDERS' EQUITY:		
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding		130
Additional paid-in capital		844,277
Retained earnings		1,619,715
Treasury stock, 35 shares held at cost		(99,680)
TOTAL STOCKHOLDERS' EQUITY		2,364,442
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**3,420,564**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1 - ORGANIZATION AND NATURE OF BUSINESS

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, and engaging in investment banking services. The Company is located in Cold Spring Harbor, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are primarily used to (1) value allowance for credit losses for website research, (2) value level three securities and (3) calculate stock compensation.

Customer Receivables

The Company accounts for its financial instruments under the guidance of ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326)," along with related clarifications and improvements. This pronouncement requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Company carries its customer receivables at cost, less an allowance for credit losses. On a periodic basis, the Company evaluates its customer receivables and establishes an allowance for credit losses, based on a history of past write-offs and collections and current credit conditions. See Note 5.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company accounts for revenue under the provisions of ASC Topic 606, "Revenue from Contracts with Customers" ("ASC 606"). Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

The following table presents our total revenues separated for revenues from contracts with customers and other sources of revenues:

Revenues from contracts with customers:	
Private placement and investment banking income	$ 5,812,646
Asset management fees	863,493
Financial advisory income	102,500
Commissions	188,747
Financial research and internet website listings	189,885
Total revenue from contracts with customers	7,157,271
Other sources of revenue:	
Unrealized losses on principal transactions	(491,034)
PPP loan forgiveness and employer retention credit	317,264
Interest and dividend income	32,222
Total other sources of revenue	(141,548)
Total revenues	**$ 7,015,723**

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

The following provides detailed information on the recognition of our revenues from contracts with customers:

Private placement and investment banking income: The Company provides underwriting and placement agent services in both the equity and debt markets, including private equity placements, initial public offerings, follow-on offerings and equity-linked convertible securities transactions and structuring, underwriting and distributing private debt. Private placement and investment banking income is recognized as revenue upon completion of the underlying transaction based on the terms of the agreement. Any expenses reimbursed by our clients are recognized as investment banking income.

Costs associated with these transactions are recognized when incurred.

Asset management fees: The Company earns asset management fees in connection with investment advisory services provided to various funds and accounts. Management fees are determined at the beginning of the quarter based on the value of the account. The Company is currently recording one-third of the fee in each month of the quarter.

Financial advisory income: Fees from financial advisory assignments are recognized as revenue when the services related to the underlying transactions are completed under the terms of the agreement. If the agreement requires monthly advisory services to be performed, the Company recognizes revenue on a monthly basis as the fees are received.

Commissions: The Company earns commission revenue by executing, settling and clearing transactions for clients through its clearing broker. Trade execution and clearing services, when provided together; represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues are recognized at a point in time on the trade-date and are generally received on the settlement date.

Financial research and internet website listings: The Company enters into agreements with entities to provide research reports on its website so investors can make informed investment decisions. According to these agreements, the Company is obligated to post an initial research report and provide quarterly updates thereafter for each entity. Each entity remits an initial deposit and a monthly payment according to its related agreement. These payments are initially classified as client advances – financial research, and are recognized as revenue as the research report is released for each entity.

Principal transactions: Transactions in proprietary securities and related revenue and expenses are recorded on a trade date basis. Realized and unrealized changes in fair value are recognized in principal transactions in the period in which the change occurs.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are expected to be resolved within three months or less as of December 31, 2022.

Remaining performance obligations are services that the Company has committed to perform in the future in connection with its contracts with clients. The Company's remaining performance obligations are generally related to its financial advisory agreements and asset management agreements. Revenues associated with remaining performance obligations relating to financial advisory agreements cannot be determined until the outcome of the transaction. For the Company's asset management agreements, where fees are calculated based on the net asset value of the fund or separately managed account, future revenues associated with remaining performance obligations cannot be determined as such fees are subject to fluctuations in the market value of investments held by the fund or separately managed account.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (client advances) until the performance obligations are satisfied.

Net receivables related to revenues from contracts with customers amounted to $575,387 at December 31, 2022. Client advances amounted to $16,500 at December 31, 2022. The Company recognized revenue of $13,500 in the year ended December 31, 2022 that was included in client advances at December 31, 2021.

Contract Costs

The Company does not incur any contract costs with the exception of those included in the contract and incurred by its registered representatives.

Disaggregation of Revenue

The Company does not disaggregate revenue other than by product line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

The Company accounts for leases under the provisions of ASC Topic 842, "Leases" ("ASC 842"). The standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months and classify as either operating or finance leases. The provisions of ASC 842 had a significant effect on the Company's statement of financial condition resulting in increased assets and liabilities.

In accordance with ASC 842, at the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present and the classification of the lease including whether the contract involves the use of a distinct identified asset, whether the Company obtains the right to substantially all the economic benefit from the use of the asset, and whether the Company has the right to direct the use of the asset. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less under practical expedient in paragraph ASC 842-20-25-2. For contracts with lease and non-lease components, the Company has elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. The implicit rate within the Company's operating leases are generally not determinable and, therefore, the Company uses the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of the Company's incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate for each lease using its estimated borrowing rate, adjusted for various factors including level of collateralization, term and currency to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain the Company will exercise that option. An option to terminate is considered unless it is reasonably certain the Company will not exercise the option.

Valuation of Securities

The Company's securities are stated at fair value in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures." See Note 6 for discussion of fair value measurements.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Expenditures that enhance the useful lives of the assets are capitalized and depreciated. Maintenance and repairs are expensed as incurred. When properties are retired or otherwise disposed of, related costs and related accumulated depreciation are removed from the accounts.

Useful lives are as follows:

Equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Life of lease

Income Taxes

The Company, with the consent of its stockholders, has elected to be an S corporation for federal and New York State purposes. As an S corporation, the Company is not subject to federal or New York State income taxes but is liable for state franchise taxes. Accordingly, no provision for federal and New York income taxes has been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the stockholders.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022, the Company had no material unrecognized tax benefits.

The Company filed federal and New York State income tax returns through 2020. The Company is no longer subject to federal and New York examinations by tax authorities for the years before 2019.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 20, 2023. There were no significant subsequent events or transactions, which required recognition or disclosure in the financial statements.

3 - DUE FROM CLEARING BROKER

The amount due from clearing broker of $439,719 at December 31, 2022 consists of the following:

	Receivable	Payable
Receivable from clearing organization	$ 440,016	$ -
Fees and commissions payable	-	297
	$ 440,016	**$ 297**

The Company clears its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. Effective January 1, 2022, the Company switched to a different broker-dealer as its clearinghouse.

The Company's due from clearing broker include amount receivable from unsettled trades, including amounts receivable for securities failed to deliver and accrued interest receivables. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 - CUSTOMER RECEIVABLES AND PAYABLES

Customer receivables and payables arise in connection with the Company's investment banking and website research business activities. As of December 31, 2022, customer receivables related to the investment banking business consisted of unissued warrants and preferred stock valued at $559,887. The warrants were valued using the Black Scholes Model as of the date of the closing of each related private placement and were revalued as of December 31, 2022. The preferred stock was valued at fair value.

As of December 31, 2022, customer receivables related to the website research and the financial advisory business were $44,000. The Company estimated an allowance for credit losses to be $28,500 at December 31, 2022.

Included in accounts payable and accrued expenses is $559,887 of accrued compensation that is payable to the Company's representatives as of December 31, 2022.

6 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022.

Common Stock

Common stock that is listed on a securities exchange or that are traded on a listed market are fair valued at their last sale price on the measurement date on the largest securities exchange or listed market on which such securities are traded.

The fair value of common stock that is not listed on an exchange and that is not traded on a listed market, and for which no external pricing services or broker-dealer quotations is available, is estimated in good faith by the Company. The Company has one investment in a private operating company whose shares do not trade on established exchanges. At December 31, 2022, the investment in the one common stock of $241,530 was estimated in good faith by the Company.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, all securities that are measured at fair value on a recurring basis as of December 31, 2022.

	Level 1	Level 2	Level 3	Total
Common stock:				
Service	$ 462,158	$ -	$ -	$ 462,158
Consumer goods	29,614	-	-	29,614
Industrial	39,147	-	-	39,147
Technology	228,463	-	241,530	469,993
Other	204	-	-	204
Total Common Stock	759,587	-	241,530	1,001,117
Total	**$ 759,587**	**$ -**	**$ 241,530**	**$ 1,001,117**

Level 3 Information

There were no purchases or sales of level 3 securities during the year ended December 31, 2022. In the year ended December 31, 2022, there were no transfers to or from level 3. The Company valued its investment in the level 3 common stock based upon an independent appraisal of the investee. The estimated fair market value of the common stock was $0.71 per share.

7 - CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balance at one financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At various times during the year, such balance may exceed insured amounts. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account.

Customer Receivables and Total Revenue

One customer accounted for approximately 95% of net customer receivables at December 31, 2022.

Four customers accounted for approximately 57% of the Company's revenue for the year ended December 31, 2022.

8 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31, 2022:

Equipment	$ 57,731
Furniture and fixtures	49,768
Leasehold improvements	36,956
	144,455
Less: accumulated depreciation	59,510
	$ 84,945

Depreciation expense totaled $21,120 for the year ended December 31, 2022.

9 - NOTE PAYABLE - PPP LOAN

On January 29, 2021, the Company received a loan totaling $262,675 related to its filing under the CARES Act. The loan was evidenced by a note. At least 60% of the proceeds of the loan had to be used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the SBA and the rules promulgated thereunder.

The payment terms of the second note included the following:

1. The note bore interest at the rate of 1% per annum and matured on January 29, 2026.
2. No payments during the deferral period, which was defined as the six-month period beginning on the date of the note of January 29, 2021.
3. Commencing one month after the expiration of the deferral period and continuing on the same day of each month thereafter until the maturity date, the Company would pay to the Lender, monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the note on the last day of the deferral period by the maturity date of January 29, 2026.
4. On the maturity date, the Company would pay the Lender any and all unpaid principal plus accrued and unpaid interest plus interest accrued during the deferral period.
5. Payments would be allocated as follows: (1) to interest accrued to the day the Lender received the payment, (2) to bring principal current and (3) to any remaining balance to reduce principal.
6. The Company could prepay this note at any time without payment of any premium.

In 2021, the Company elected to treat the note as debt under FASB ASC 470. In 2022, the loan was forgiven. As such, the Company derecognized the liability when the note was forgiven, and the Company was legally released from the loan.

10 - RELATED PARTY TRANSACTIONS

Administrative Management Fees

The Company operates under an expense sharing agreement and pays a monthly administrative management fee to an affiliated corporation. Administrative management fees of $120,156 were incurred during the year ended December 31, 2022.

Commissions and Underwriting Income

The Company received commissions and underwriting income of $5,812,646 and monitoring fees of $50,000 during the year ended December 31, 2022 related to certain investment banking transactions in which the officers or certain employees of the Company are either stockholders or directors of the companies for which funds were raised. The commissions and underwriting income are classified as part of private placement and investment banking income and the monitoring fees are classified as part of financial advisory income in the statement of operations.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest

The Company received notes receivable as partial payment for private placement services for an entity (the "Entity") in which officers or certain employees of the Company are either stockholders and/or directors. Notes receivable and accrued interest consisted of the following at December 31, 2022.

	Notes Receivable	Accrued Interest	Total
6% Convertible Subordinated Note	$ 213,242	$ 1,066	$ 214,308
7% Convertible Subordinated Note	28,000	164	28,164
	$ 241,242	**$ 1,230**	**$ 242,472**

6% Convertible Subordinated Note:

From November 23, 2016 through March 21, 2017, the Company acted as placement agent for the Entity for the private placement of subordinated convertible notes. In lieu of cash, the Company received a note in the aggregate principal amount of $382,000.

In December 2020, two of the Company's officers purchased a portion of the note (face value of $200,000) and paid the Company $200,000. At December 31, 2020, the Company was owed principal of $182,000 and accrued interest of $31,242.

On January 1, 2021, a new note in the principal amount of $213,242 was issued which included the accrued interest owing at December 31, 2020. The terms of the new note include the following:

1. The note matures on July 1, 2023.
2. Interest on the unpaid principal amount of the note accrued and may be paid at maturity or at the Company's option, upon conversion of the note into shares of the common stock of the Entity.
3. The note bears interest at the rate of 6% per annum if such interest was to be paid in cash, 8% per annum if the accrued interest on the note is converted into shares of common stock of the Entity.
4. The note can be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company has the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $1.50 per share.
6. The note is subordinate to the senior debt of the Entity.

10 - RELATED PARTY TRANSACTIONS (CONTINUED)

Notes Receivable and Accrued Interest (Continued)

7% Convertible Subordinated Note:

In January 2019, the Company acted as placement agent for the Entity for the private placement of subordinated convertible notes. In lieu of cash, the Company received a note in the principal amount of $80,000.

In December 2020, two of the Company's officers purchased a portion of the note (face value of $52,000) and paid the Company $52,000. In January 2021, the Company received an interest payment of $232.

On January 1, 2021, a new note in the principal amount of $28,000 was issued. The terms of the new note include the following:

1. The note matures on July 1, 2023.
2. Interest on the unpaid principal amount of the note accrues and may be paid at maturity or at the Company's option, upon conversion of the note into shares of the common stock of the Entity.
3. The note bears interest at the rate of 7% per annum.
4. The note can be prepaid in whole or in part at any time with the prior consent of the Company.
5. The Company has the option to convert any outstanding principal and/or accrued interest into shares of the Entity's common stock at a conversion rate of $0.93 per share.
6. The note is subordinate to the senior debt of the Entity.

Interest income on the notes for the year ended December 31, 2022 totaled $14,755.

11 - OPERATING LEASE

On February 15, 2020, the Company's affiliate entered into a lease for its office space expiring on February 28, 2023 with an option to renew. The affiliate received a rent holiday for the period from February 15, 2020 through April 30, 2020. The lease also provides for scheduled increases in base rent. Monthly rent over the term of the lease averages approximately $3,989.

As the lease provided for a rent holiday and provides for scheduled increases in base rent, rent expense is charged to operations using the straight-line method over the term of the lease. This results in rent expense being charged to operations at inception of the lease in excess of required lease payments. This excess is reflected as a decrease in the operating lease ROU asset in the accompanying statement of financial condition.

11 - OPERATING LEASE (CONTINUED)

On December 9, 2022, the Company elected to extend the term of the lease for five additional years commencing on March 1, 2023 and terminating February 28, 2028 pursuant to the terms of the original lease. The lease provides for scheduled increases in base rent. Monthly rent over the term of the lease averages approximately $4,661.

The following tables present the components of lease expense and supplemental balance sheet information relating to the operating lease as of and for the year ended December 31, 2022.

Statement of Operations Information	
Operating lease cost	$ 48,593
Statement of Financial Condition Information	
Operating right-of-use asset	$ 240,906
Operating lease liability	$ 242,445
Remaining lease term (in years)	5.17
Weighted average discount rate	4.25%

Supplemental cash flow information related to the lease was as follows, for the year ended December 31, 2022:

Cash paid for amounts included in the measurement of operating lease liabilities	$ 52,887

Future minimum payments under the operating lease are as follows as of December 31, 2022:

Year Ending December 31,	Principal	Imputed Interest	Total
2023	$ 38,178	$ 15,767	$ 53,945
2024	42,052	12,972	55,024
2025	46,228	9,896	56,124
2026	50,729	6,518	57,247
2027	55,579	2,813	58,392
2028	9,679	85	9,764
Total	$ 242,445	$ 48,050	$ 290,495

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company has net capital of $1,389,317, which was $1,289,317 in excess of its minimum required net capital of $100,000 and a total aggregate indebtedness of $815,216. The Company's net capital ratio was .59 to 1.

13 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not match employee contributions.

14 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings, which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial co